December 29, 2010

By EDGAR and Facsimile to (202) 772-9218

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attn:  Dennis C. Hult

RE:	IntriCon Corporation Form 10-K for the fiscal year ended December 31, 2009 File No. 1-05005

Dear Mr. Hult:

The Company hereby submits its response to the comment raised in the Staff’s letter, dated December 13, 2010 (the “Comment Letter”).

Form 10-K for the Year Ended December 31, 2009

Consolidated Statements of Operations, page 40

1.

We recognize your response to prior comment 2 and note the $277 thousand acquisition accost include legal, investment banker, accounting and other professional service fees incurred to achieve the business combination.  We also note you present a classified income statement in your filing.  We believe the expenses you describe are generally characterized as operating expenses in a classified income statement.  We refer you to guidance at Rule 5-03 (b)(9) of Regulation S-X.  Accordingly, in future filings please present the referenced costs in operating expenses or tell us why you believe such presentation is not appropriate.  We would not object to you presenting them as a separate line item in your income statements to distinguish them from general and administrative costs.

RESPONSE:       As indicated in the previous response, the nature of the Datrix acquisition costs of $277 thousand include legal, investment banker, accounting and other professional service fees incurred to achieve the business combination. Per FASB ASC 805-10-25-23, these costs are considered acquisition-related costs and have been treated as such. The break-out of these fees is as follows (in thousands):

Datrix Acquisition Costs	Total
Investment Banker	$121
Legal	127
Accounting	2
Other	27
Total	$277

Additionally, per Rule 5-03 (b)(9) of Regulation S-X, non-operating expenses include miscellaneous income deductions, which if material, are required to be separately stated in the income statement or in a footnote.  We consider the majority of the above expenses to be of the non-operating, miscellaneous nature, as they were incurred as part of a non-operating activity, a business acquisition. The Company’s only investment banker costs during the period relate to the acquisition and without such acquisition, the costs would not have been incurred.  Further, legal and accounting services were specifically billed for the acquisition project.  Therefore, the Company believes it has properly classified the majority of the acquisition-related costs as non-operating expenses in the classified income statement. Along with the classification, the Company provided a separate footnote disclosure indicating the nature, amount and location of the acquisition costs.

U.S. Securities and Exchange Commission
December 29, 2010

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions, please call me at (651) 604-9526.

Sincerely,

Scott Longval Chief Financial Officer

cc:	Nicholas A. Giordano, Audit Committee Chairman Mark S. Gorder, CEO Francis E. Dehel, Esquire Peter Keller, CPA